UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                    No  ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated March 19, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, March 19, 2020

Chairman of the Comisión Nacional de Valores

Dr. Adrian Cosentino

RE.: Proposal on the Results for Fiscal year ended December 31, 2019

I am writing to you in my capacity of Chairman of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the Board of Directors of the Company, in its meeting held today, resolved to submit the following proposal to the shareholders with respect to the Retained Earnings as of December 2019, which report a negative balance of $ 6,153,750,582:

1) Absorb the amount of $1,791,315,166 from the “Voluntary Reserve for Capital Investments”.

2) Absorb the amount of $4,362,435,416 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company”.

3) It is also proposed to reclassify the amount of $10,100,184,373 from the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” (which would thus amount to $43,697,698,725) by charging that amount to the account “Contributed Surplus”, which, as a result of this reclassification, will total $185,800,739,389.

Please note that this proposal sets forth amounts in constant currency as of December 31, 2019.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro Alberto Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 19, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations